Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre
www.total.com

Russia: Total and Gazprom Sign Shtokman Field Memorandum
of Understanding
Paris, June 28, 2005 — Total announces the signature of a Memorandum of Understanding for the development of the giant gas field Shtokman in the Barents Sea.
The Memorandum covers studies in the upstream sector as well as the development of liquefied natural gas production and marketing.
Total is a natural partner for the Shtokman project with already well advanced technical studies and with an already strong experience in developing giant liquefied natural gas projects, as well as project financing. The signature of this Memorandum denotes Total’s continuing strategy to invest in further developing Russia’s oil and gas resources.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com